

August 15, 2025

Cynthia Lo Bessette
President
Fidelity Solana Fund
c/o FD Funds Management LLC
245 Summer Stree V13E
Boston, MA 02210

>    **Re: Fidelity Solana Fund**
>        **Amendment No. 1 to Registration Statement on Form S-1**
>        **Filed July 31, 2025**
>        **File No. 333-288046**

Dear Cynthia Lo Bessette:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 3, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1
Prospectus Summary
SOL Staking Activities, page 3

1.  We note your response to prior comment 5 that under normal circumstances, the Sponsor will seek to stake *all* of the Trust's SOL except for SOL reserved by the Sponsor in its sole discretion to facilitate foreseeable redemption transactions, pay Trust expenses or otherwise protect the Trust and its assets. We also note your disclosure elsewhere that the Sponsor will seek to stake *a portion* of the Trust's SOL. Please revise your disclosure for consistency. Please also revise to quantify the percentage of the Trust's SOL that will be staked, or confirm that you intend to do so in a pre-effective amendment.

<u>Risk Factors</u>
<u>Risk Factors Related to Digital Assets, page 22</u>

2.      Please discuss, if known, the reasons for the periods of extreme volatility of SOL, and describe any unique features of SOL that may make it more susceptible to extreme volatility or otherwise not correlate to trends in the broader crypto asset markets.

<u>The Trust's Staking Program</u>
<u>Allocation of Staking Rewards, page 75</u>

3.      We note your revised disclosure in response to prior comment 17. Please revise your disclosure here and in the Use of Proceeds section to clarify whether the Trust will stake the staking rewards retained.

<u>Liquidity Risk Management, page 76</u>

4.      Please revise to provide a complete description of your liquidity risk policies and procedures. To the extent such policies and procedures are intended to be consistent with the exchange's proposed generic listing standards, please revise accordingly.

<u>Node Operators, page 76</u>

5.      We note your disclosure that the Sponsor will utilize the services of the Custodian to stake, or cause to be staked, a portion of the Trust's SOL with one or more trusted Node Operators. Please confirm that, once known, you will identify the Node Operator(s). In addition, to the extent the Trust engages additional Node Operators, discuss the factors that will be used to determine how much SOL to allocate among multiple Node Operators.

      Please contact Kate Tillan at 202-551-3604 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Crypto Assets

cc:     Morrison C. Warren, Esq.,